 Exhibit 99.1

News Release

B2Gold Corp. Announces Positive Results from the

Updated Preliminary Economic Assessment for the Gramalote Project in Colombia and

Assumes Role of Manager of the Gramalote Joint Venture

Vancouver, Canada, January 21, 2020 - B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce positive results from the Updated Preliminary Economic Assessment (“PEA”) for the Gramalote Ridge deposit (“Gramalote Ridge”) at the Gramalote gold project in Colombia (the “Gramalote Project”), a joint venture between B2Gold and AngloGold Ashanti Ltd (“AGA”). B2Gold assumed the role of manager of the Gramalote joint venture on January 1, 2020. All dollar figures are in United States dollars unless otherwise stated.

Highlights

•	Assuming an effective date of January 1, 2020, and a gold price of $1,350 per ounce, Gramalote Ridge project economic highlights from the PEA (100% basis) include:

◦	Open-pit gold mine with an initial life of mine (“LoM”) of 13.6 years based on current Indicated and Inferred Mineral Resources (for Gramalote Ridge only)
◦	LoM gold production of 3.85 million ounces
◦	Average annual gold production of 416,600 ounces per year for the first five full years of production
◦	Average annual gold production LoM of 283,990 ounces per year at cash operating costs of $544 per ounce of gold
◦	Average LoM all-in sustaining costs (“AISC”) of $648 per ounce of gold, and average LoM all-in costs (including pre-production capital costs) of $882 per ounce of gold
◦	Annual processing rate of 11.0 million tonnes per annum (“Mtpa”)
◦	Average LoM gold recovery of 94.3% from conventional milling, flotation and cyanide leach of the flotation concentrate
◦	Estimated pre-production capital cost of $901 million (includes approximately $160 million for mining equipment)
◦	LoM pre-tax net cash flow of $1,827 million, and after-tax net cash flow of $1,283 million
◦	Assuming a discount rate of 5%, net present value (“NPV”) pre-tax of $1,027 million and NPV after-tax of $671 million, generating an after-tax internal rate of return (“IRR”) of 18.1% at the project construction decision date (estimated to be January 1, 2021), with a project payback (including construction capital) of 3.6 years

◦	Assuming a gold price of $1,500 per ounce and a discount rate of 5%, NPV pre-tax increases to $1,394 million and NPV after-tax increases to $928 million, generating an after-tax IRR of 21.9% at the project construction decision date (estimated to be January 1, 2021) and reducing the project payback (including construction capital) to 3.2 years

•	Continue ongoing feasibility work to optimize the PEA results and a final feasibility study expected to be completed by December 31, 2020
•	Amended and restated shareholders agreement signed by B2Gold and AGA on December 23, 2019, under which B2Gold agreed to sole fund the next $13.9 million of expenditures on the Gramalote Project, following which B2Gold and AGA will each hold a 50% ownership interest in the joint venture (currently 48.3% B2Gold and 51.7% AGA)
•	Exploration drilling is ongoing at the Trinidad deposit, with additional drilling at the Monjas zone to commence later in 2020

The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

B2Gold is currently completing approximately 42,500 metres of infill drilling at Gramalote Ridge to convert existing Inferred Mineral Resources to an Indicated category, and 7,645 metres of geotechnical drilling for site infrastructure.

Gramalote Project Mineral Resource Estimate

The Mineral Resource estimate for the overall Gramalote Project (100% basis), effective December 31, 2019, within a pit shell run at a gold price of $1,500 per ounce includes:

Indicated Mineral Resource Estimate

Area	Tonnes	Gold Grade (g/t)	Contained Gold Ounces
Gramalote Sulphide	78,200,000	0.85	2,140,000
Total Indicated Resources	78,200,000	0.85	2,140,000

Inferred Mineral Resource Estimate

Area	Tonnes	Gold Grade (g/t)	Contained Gold Ounces
Gramalote Oxide	6,000,000	0.61	120,000
Trinidad Oxide	3,100,000	0.55	50,000
Subtotal Oxide Inferred	9,100,000	0.59	170,000

Area	Tonnes	Gold Grade (g/t)	Contained Gold Ounces
Gramalote Sulphide	105,600,000	0.70	2,370,000
Trinidad Sulphide	14,400,000	0.62	290,000
Subtotal Sulphide Inferred	120,100,000	0.69	2,660,000

Total Inferred Resources	129,200,000	0.68	2,830,000

Notes:

1. Mineral Resources have been classified using the CIM Standards.

2. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

3. The Qualified Person for the Mineral Resource estimate is Tom Garagan, P.Geo., B2Gold’s Senior Vice President, Exploration.

4. Mineral Resources are reported on a 100% project basis (B2Gold currently holds a 48.3% attributable interest with the remaining 51.7% interest held by AGA).

5. Mineral Resources for Gramalote assume metallurgical recoveries of 83.9% for oxide and 95% for sulphide, and operating cost estimates of an average mining cost of $2.13/t mined, processing cost of $3.35/t processed for oxide and $6.58/t processed for sulphide, general and administrative cost of $1.89/t processed and selling cost of $50.52/oz produced.

6. Mineral Resources for Trinidad assume metallurgical recoveries of 81.7% for oxide and 90.9% for sulphide, and operating cost estimates of an average mining cost of $1.82/t mined, processing cost of $3.35/t processed for oxide and $6.58/t processed for sulphide, general and administrative cost of $1.89/t processed and selling cost of $50.52/oz produced.

7. Mineral Resources for Gramalote and Trinidad are reported at cut-offs of 0.15 g/t gold for oxide and 0.20 g/t gold for sulphide.

8. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade and contained metal content.

PEA Overview

The Gramalote Project is located in central Colombia, approximately 230 kilometres (“km”) northwest of Bogota and 120 km northeast of Medellin, in the Province of Antioquia which has expressed a positive attitude towards the development of responsible mining projects in the region. The PEA was prepared by B2Gold and evaluates recovery of gold from a an open-pit mining operation that will move up to 143,000 tonnes per day (“tpd”) (50.0 Mtpa), with a 30,137 tpd (11.0 Mtpa) processing plant that includes crushing, grinding, flotation, with fine grinding of the flotation concentrate and agitated leaching of both the flotation concentrate and the flotation tails, followed by a carbon-in-pulp recovery process to produce doré bullion. The PEA is based solely on production from the Gramalote Ridge deposit and does not include potential production from the nearby Trinidad deposit, which has a current Inferred Mineral Resource estimate (see above), and the Monjas West zone. The Mineral Resource estimate for Gramalote Ridge that forms the basis for the PEA includes Indicated Mineral Resources of 70,110,000 tonnes grading 0.92 g/t gold for a total of 2,070,000 ounces of gold and Inferred Mineral Resources of 79,030,000 tonnes grading 0.79 g/t gold for a total of 2,010,000 ounces of gold.

The PEA updates and enhances the previous studies on the Gramalote Project in several areas, including:

•	For Gramalote Ridge, additional drilling has been completed and a new Mineral Resource model has been developed

•	The PEA is based solely on Gramalote Ridge Mineral Resources, where previous studies included mining and processing ore from the Trinidad deposit and the Monjas West zone
•	Recent metallurgical test work has resulted in slightly lower processing costs and improved economics
•	The new Mineral Resource model for Gramalote Ridge includes new interpretations of higher grade ore zones and has allowed more efficient mine optimization, which has resulted in higher grade ore being fed to the plant during the first years of production, significantly improving project economics
•	Due to better defined high-grade zones in Gramalote Ridge in the block model, the overall gold grade for the PEA is 0.85 g/t, which is significantly higher than previous studies

Accelerated mining is planned in the early years of production to provide higher grade feed to the plant while stockpiling lower grade material. The final four years of plant feed are from low-grade stockpiles and oxide ore. Oxide ore, which only makes up about 3% of the plant feed, will be stockpiled and processed at the very end of the project life as blending this material with the fresh ore does not yield optimal gold recoveries.

The PEA assumptions include revenues using a gold price of $1,350 per ounce and current prices for fuel, reagents, labour, power and other consumables. The key parameters of the PEA are presented in the following table (100% basis):

Production Profile
Contained gold ounces processed (Moz)	4.082
Gold recovery (%)	94.3
Average gold grade (g/t)	0.85
Gold ounces produced (Moz)	3.85
Average gold production for the first five years (oz)	416,600
Average annual gold production (oz)	283,990
Mine life (years)	13.6
Ore tonnes processed (Mt)	149
Waste material mined (Mt)	288
Waste to ore strip ratio	1.93
Project Economics - $1,350 /oz gold price
Construction capital ($M)	901
Sustaining capital ($M)	103
Gross gold revenue ($M)	5,198
Net cash flow (pre-tax) ($M)	1,827
Net cash flow (after tax) ($M)	1,283
NPV5.0% (pre-tax) ($M)	1,027
NPV5.0% (after tax) ($M)	671
IRR (after tax) (%)	18.1
Payback (years)	3.6
Unit Operating Costs
LoM cash operating costs (mining, processing and site G&A) ($/oz gold)	544

LoM AISC (cash operating costs + royalties, corporate G&A, selling costs and silver credits and excluding pre-production capital costs) ($/oz gold)	648
LoM all-in costs (AISC and pre-production capital costs) ($/oz gold)	882
Average LoM mining cost ($/t mined)	2.16
Average LoM processing cost ($/t processed)	5.61

Based on the positive results from the PEA, B2Gold believes that the Gramalote Project has the potential to become a large, low-cost open-pit gold mine, subject to completion of ongoing infill drilling and the results of a final feasibility study expected by the end of 2020. The Gramalote Project has several key infrastructure advantages, including:

•	Reliable water supply - high rainfall region and located next to the Nus River
•	Adjacent to a national highway, which connects directly to Medellin and to a major river with port facilities, capable of bringing supplies by barge to within 70 km of the site
•	Proximity to the national electricity grid with ample low-cost power and a stable record of hydroelectric power
•	Skilled labour workforce within Colombia

In addition, B2Gold expects the Gramalote Project to benefit from several key operational advantages, including:

•	Excellent metallurgical characteristics of the ore, which results in high recovery rates at low processing costs
•	Relatively low strip ratio in the mine (1.9:1)
•	Ability to mine and process higher grade ore in the initial years of the mine life resulting in improved project economics

The PEA is subject to a number of assumptions and risks, including among others, that a Modified Environment Impact Study and a Modified Project Implementation plan will be approved within the required timeline, all required permits and other rights will be obtained in a timely manner, the Gramalote Project will have the support of the local government and community, the regulatory environment will remain consistent and no material increase will have occurred to the estimated costs.

Economic Sensitivities

Gramalote is a large, low-grade, low-cost project and sensitive to the gold price, as demonstrated in the following table:

Gold Price ($/oz)	NPV5% ($M)		After Tax IRR (%)
	Pre-tax	Post tax
$1,250	$783	$497	15.2%
$1,300	$905	$585	16.7%
$1,350	$1,027	$671	18.1%

$1,400	$1,150	$757	19.4%
$1,450	$1,272	$842	20.7%
$1,500	$1,394	$928	21.9%
$1,550	$1,516	$1,014	23.2%
$1,600	$1,638	$1,099	24.3%
$1,650	$1,761	$1,185	25.5%

Project Next Steps

B2Gold and AGA have agreed on a budget for the feasibility study on the Gramalote Project of approximately $37 million through the end of 2020. This budget will fund 42,500 metres of infill drilling to convert existing Inferred Mineral Resources to the Indicated category, and 7,645 metres of geotechnical drilling for site infrastructure. The Company currently expects to complete all drilling by the end of May 2020. In addition, the budget will fund feasibility work including an updated Mineral Resource estimate, detailed mine planning, ongoing environmental studies, additional metallurgical test work, engineering and detailed economic analysis.

The Gramalote joint venture will continue to advance resettlement programs, establish coexistence programs for small miners, work on health, safety and environmental projects and continue to work with government and local communities on social programs. B2Gold, as manager, plans to continue the feasibility work with the goal of B2Gold completing a final feasibility study by December 31, 2020. Due to the amount of work completed by AGA over the past several years, including extensive testing programs, the work with local communities and small miners, and the high level of engineering performed in 2017 for an internal study, the work remaining to reach final feasibility is not extensive. The main work program for feasibility is infill drilling to confirm and upgrade the Inferred Mineral Resources to the Indicated category.

The Environmental Impact Study and Project Implementation Plans for the Gramalote Project have been fully approved by the National Authority of Environmental Licenses of Colombia. Due to the desired modifications to the processing plant and infrastructure locations, a Modified Environment Impact Study and a Modified Project Implementation plan were submitted and are currently in the final approval process. If the final economics of the feasibility study are positive and the joint venture makes the decision to develop Gramalote as an open-pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities and operate the mine on behalf of the joint venture.

Qualified Persons

Tom Garagan, Senior Vice President, Exploration at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters and the Mineral Resource estimate contained in this news release.

Bill Lytle, Senior Vice President, Operations at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release. Mr. Lytle has visited the Gramalote Project several times since 2009 and has reviewed the mining operations and has reviewed the technical aspects of the PEA that form the basis for this news release.

About B2Gold Corp.

B2Gold is a low-cost senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has three operating gold mines and numerous exploration and development projects in various countries including the Philippines, Namibia, Mali and Colombia. In 2020, B2Gold forecasts consolidated gold production of between 1,000,000 and 1,055,000 ounces.

On Behalf of B2GOLD CORP.

"Clive T. Johnson"

President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production guidance presented in this news release reflects the total production at the mines B2Gold operates on a 100% basis. Please see our Annual Information Form, dated March 19, 2019 for a discussion of our ownership interest in the mines B2Gold operates. In respect of La Libertad and El Limon, production guidance is on a 34% attributed basis (to reflect B2Gold’s approximate current ownership interest in Calibre).

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets; statements regarding future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020; the results of and estimates in the Gramalote PEA, including the mine life, average annual gold production, total gold production, processing rate, capital cost, net present value, pre-tax and after-tax net cash flow and payback; the potential to convert existing inferred resources to the indicated category; the timing to complete a feasibility study at Gramalote; the completion and results of a feasibility study at Gramalote; receipt of the final approval of the Modified Environment Impact Study and the Modified Project Implementation plan from all regulatory authorities, including the National Authority of Environmental Licenses of Colombia; the potential to develop Gramalote as an open-pit gold mine and any decision from the joint venture in respect thereof. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks and uncertainties identified in the Gramalote PEA and risks associated with or related to: the volatility of metal prices and B2Gold’s common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the outcome of the ongoing tax assessment by the Colombian Tax Office (DIAN) in respect of the Gramalote property; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold’s reputation; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements.

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions contained in the Gramalote PEA and assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining costs” (or “AISC”). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s Management Discussion and Analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates certain of such measures.

Cautionary Note to United States Investors

The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the current requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this news release may refer to “mineral resources,” “indicated mineral resources” or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and have not historically been permitted to be disclosed in SEC filings by U.S. companies subject to Industry Guide 7. U.S. investors are cautioned not to assume that any part of a “mineral resource,” “indicated mineral resource” or “inferred mineral resource” will ever be converted into a “reserve.” In addition, this news release uses the terms “reserves” and “mineral reserves” which are reported by the Company under Canadian standards and may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on “reserves”, U.S. companies subject to Industry Guide 7 have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of “reserves.” Historical results or feasibility models presented herein are not guarantees or expectations of future performance.